Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

Announcement on the Resolutions of the Fifth Meeting of the Fourth Session of the Board

of Supervisors of China Life Insurance Company Limited

The fifth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on March 27, 2013 at A18 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated March 13, 2013. All five supervisors of the Company, Xia Zhihua, Shi Xiangming, Luo Zhongmin, Yang Cuilian and Li Xuejun, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2012

After review and discussion, the Supervisory Board approved the proposal, which includes the 2012 Annual Financial Statements prepared in accordance with PRC GAAP, the 2012 Financial Statements prepared in accordance with IFRS, the 2012 Report on Participating Insurance Products, the 2012 Report on Balance Sheet of Assets in Foreign Currencies, the 2012 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2012 Report on Changes in Accounting Estimates.

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2012

After review and discussion, the Supervisory Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2012, including Financial Summary, Management Discussion and Analysis, Report of the Board of Directors, Report on Significant Matters, Report on Corporate Governance, Financial Reports and Embedded Value, Summary of A Share Annual Report, H Share Annual Results Announcement and other related matters.

Commission File Number 001-31914

The Supervisory Board considered that:

a. The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2012 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b. The content and form of the A Share Report and the H Share Report of the Company for the year of 2012 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein truthfully reflects, in every material respect, the operational and financial conditions of the Company in 2012.

c. Before the Supervisory Board made the aforesaid comments, the Supervisory Board did not find any violation of the confidentiality obligations by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2012.

Voting result: 5 for, 0 against, with no abstention

3.	Passed the Proposal on the Profit Allocation for the Year of 2012

Voting result: 5 for, 0 against, with no abstention

4.	Passed the Proposal on 2012 Board of Supervisors Report

The Supervisory Board agreed to submit this proposal to the 2012 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

5.	Passed the Report on the Performance of Supervisors in 2012

Voting result: 5 for, 0 against, with no abstention

6.	Passed the Proposal on the Working Plan of the Supervisory Board for the Year of 2013

Voting result: 5 for, 0 against, with no abstention

7.	Passed the Proposal on the 2012 Assessment Report on Internal Control of the Company (A Share)

Voting result: 5 for, 0 against, with no abstention

8.	Passed the 2012 Compliance Report

Voting result: 5 for, 0 against, with no abstention

9.	Passed the Report on Related Party Transactions of the Year of 2012 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2012

Voting result: 5 for, 0 against, with no abstention

10.	Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2012

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

11.	Passed the Proposal on the 2012 Assessment Report on Internal Control of the Company and 2013 Key Working Plan of Internal Control of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

March 27, 2013